June 4, 2021	1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene Anne McConnell Thomas Jones Jay Ingram

Re:	IHS Towers Limited Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially submitted on July 28, 2020

CIK No. 0001725749

Ladies and Gentlemen:

On behalf of IHS Towers Limited (the “Company”), we are herewith submitting a third Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on January 27, 2020 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 28, 2020 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on August 24, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in Submission No. 3, and all references to page numbers in such responses are to page numbers in Submission No. 3.

June 4, 2021 Page 2

Recent Acquisitions, page 15

1.	We have read your response to prior comment two. Please address the following:

•	In regard to the Kuwait Acquisition, more fully explain to us how and why you determined the acquisition did not constitute a business based on the definition set forth in Rule 11-01(d) of Regulation S-X. We note you indicate you only acquired Zain’s passive, physical infrastructure, which did not constitute a separate entity, subsidiary, division or product line of Zain; however, specifically address your consideration in evaluating whether your acquisition of this lesser component of an entity constituted a business and explain the differences between this acquisition and the CSS Acquisition that resulted in different determinations as to whether a business was acquired. In addition, clarify or revise the apparent inconsistency regarding your accounting for this acquisition in your response letter and in note 33(b) to your financial statements.

•	In regard to the CSS Acquisition, provide us the significance tests you performed and revise note 33(a) to your financial statements to include the disclosures required by paragraphs 59 and 60 of IFRS 3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in regard to the Kuwait Acquisition, while the Company considers Kuwait an acquisition of a business for accounting purposes of IFRS 3, the Company focused its evaluation for reporting purposes of Rule 3-05 and Rule 11-01(d) on whether there would be sufficient continuity of operations such that disclosure of prior financial information about Kuwait would be material to an understanding of the future operations, as contemplated by 11-01(d)/FRM 2010.2, and sets forth its analysis below.

Nature of revenue-producing activity:

Prior to the acquisition by the Company, Zain’s operations used the towers primarily as part of its telecommunication services network to provide access to and usage of its networks. In contrast, the tower assets acquired by the Company form a part of the supply and distribution assets which are used to support the separate revenue generating activities of Zain and other telecom providers. Prior to the acquisition, these tower assets were viewed as cost centers and in general did not have separate revenues associated with them, whereas subsequent to the acquisition, they constitute a revenue generating group of assets that are independently operated and managed separate and apart from the MNO’s who use them.

Other factors:

•	Physical facilities - the acquisition included the necessary property, plant and equipment required to operate the towers in their existing state, however, the operation and management of the towers will fundamentally change as the Company introduces its own processes and operational procedures, including remote monitoring. The use of the towers will also change as customer colocations are introduced across the network (as and where required), resulting in the possible need for tower strengthening and the upgrading of power and other equipment to handle additional tenants.

•	Employee base - The Company did not retain any employees.

June 4, 2021 Page 3

•	Sales force - The Company did not retain any form of sales force as part of the acquisition.

•	Customer base - The towers held by Zain were property, plant and equipment that constituted passive physical infrastructure and did not generate revenue for Zain. As part of the acquisition, the Company negotiated use fee pricing with Zain for their active signal equipment located on the acquired sites, resulting in revenue generating activities for the passive physical infrastructure only post the acquisition. The intention is to increase tenant numbers on each site such that most sites are colocated. Owing to the COVID-19 pandemic, this plan has thus far been delayed but remains the business intention.

•	Trade names - The sale and purchase agreement specifically excluded the transfer of any intellectual property, including trademarks, patents, copyrights and designs.

•	Operating rights & processes - The Company initially obtained vendor contracts and has subsequently had to negotiate new vendor agreements for services previously employed by Zain in respect of the sites and has increased the level of services received from suppliers, in line with its own operational quality levels. Only the lease contracts pertaining to the land on which the towers are situated were novated to the Company in their pre-existing form.

The Company respectfully notes from its analysis above that it acquired no process knowledge, nor did it migrate any rights and obligations attached to purchase orders and has renegotiated service supply agreements active at the time of the acquisition, with the exception of the land lease contracts, and consequently did not acquire the majority of the attributes specified in Rule 11-01(d)(2). Based on the substantial changes to the revenue generating activity and processes used to manage the tower portfolio, the Company concluded that there is not sufficient continuity of operations and the transaction is therefore considered an asset acquisition for reporting purposes within the meaning of Rule 11-01(d).

Furthermore, the Company considered the materiality of the acquisitions, specifically considering the thresholds pursuant to Rule 3-05 and Rule 1-02(w) of Regulation S-X. While the Company does not have access to pre-acquisition financial statements of Kuwait, it is nonetheless highly confident, based on available information, that the acquisition would not be significant (pursuant to Rule 3-05 and Rule 1-02(w) of Regulation S-X) and is likely less than 5% significant on all tests. The Kuwait acquisition was tested based on the Company’s financial statements as of and for the year ended December 31, 2019. The denominator for each of the asset, investment, income and revenue tests was approximately $4.2 billion, $4.2 billion, $410 million and $1.2 billion, respectively. On that basis, the target’s total assets, purchase price, income before income taxes and revenue would have needed to exceed (based on the 20% threshold of Rule 3-05 of Regulation S-X) $840 million, $840 million, $82 million and $240 million, respectively, to drive a requirement for pre-acquisition financial statements, even if the Kuwait assets were concluded to meet the definition of a business (as defined in Article 11 of Regulation S-X). The actual purchase price, loss before income taxes and post-acquisition revenue of the acquired assets for the year ended December 31, 2020 were $117.4 million (3% of the denominator), $2.5 million (1% of the denominator) and $21.7 million (2% of the denominator), respectively. Accordingly, the Company is highly confident concluding that the acquisition of the Kuwait assets would not exceed any of these thresholds.

June 4, 2021 Page 4

The Company has considered the guidance in FRM 2010.1 noting that the determination of what constitutes a business for reporting purposes and for accounting purposes may differ, and respectfully clarifies that the Kuwait Acquisition of towers, for accounting purposes, represents an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants, as defined in Appendix A to IFRS 3.

The Company notes that the facts and circumstances surrounding the CSS Acquisition differ to those of the Kuwait Acquisition in that the nature of the revenue-producing activity has continued and substantially all of the attributes in Rule 11-01(d)(2) remain subsequent to the CSS Acquisition, as set out below.

Nature of revenue-producing activity:

Prior to the acquisition, the CSS Group operations used the towers primarily as part of its telecom services offerings and leased the towers to MNOs under infrastructure sharing and leasing agreements. Similarly, the Company will operate the towers as a stand-alone business which offers customers tower space to lease, as well as tower management services.

Other factors:

In addition to acquiring the towers, the Company acquired all the necessary property, plant and equipment required to operate the towers in their existing state. Most of the employee base, including sales, commercial, administrative and service delivery staff were retained, as well as the transfer of existing customer contracts with MNOs. The Company has acquired business processes and know-how present in the existing business and embedded within the CSS workforce. Lease contracts for leasehold land, as well as material contracts to continue operations (including site builds, open purchase orders and supplier contracts for services) were also transferred as part of the agreement.

Based on the factors set out above and the continuity of operations of CSS subsequent to the acquisition, the Company concluded that CSS meets the definition of a business for reporting purposes within the meaning of Rule 11-01(d).

The Company has considered the guidance in FRM 2010.1 noting that the determination of what constitutes a business for reporting purposes and for accounting purposes may differ, and respectfully clarifies that the Kuwait Acquisition of towers, for accounting purposes, represents an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants, as defined in Appendix A to IFRS 3.

Regarding the CSS Acquisition, the Company has provided, as an appendix to this letter, the tests of significance performed. The Company has included the relevant disclosures at note 32 to the financial statements.

June 4, 2021 Page 5

Summary Consolidated Financial and Operating Data, page 18

2.	We have read your response to prior comment four. Please be advised that although you may eliminate certain items from segment profitability measures provided to your CODM that does not necessarily result in it being appropriate to eliminate those items from a consolidated non-IFRS performance measure presented in accordance with Item 10(e) of Regulation S-K. In regard to your non-IFRS performance measure, adjusted EBITDA and your other non-IFRS measures that include the same adjustments, please address the following:

•	It remains unclear to us why eliminating allowances for credit losses from a non-IFRS performance measure is appropriate. Although you indicate the allowances relate to a key customer, we note essentially all of your customers are significant customers and provisions for credit losses are a normal recurring operating expense;

•	It remains unclear to us why it is appropriate to identify and exclude items labeled as exceptional when those items appear to be normal recurring operating expenses; and

•	It is not clear to us why it is appropriate to identify items as “non-operating income and expenses” when those items appear to be included in the determination of operating profit (loss) and appear to be normal recurring operating expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages iii through vi, 17 through 23, 96 through 99 and 110 through 112 of Submission No. 3 to delete the labels “exceptional items” and “non-operating income and expenses” and added disclosure to more clearly identify for investors the nature of the addbacks, which it believes will better highlight for investors why these items are not meaningful to its underlying operating performance and could obscure trends in the Company’s operating performance.

Additionally, in response to the Staff’s comment the Company sets out the nature of the following items and why it believes adjusting its non-IFRS measures for these items is reasonable and appropriate and why these items are not normal recurring operating expenses:

•	Provision for bad or doubtful debts: The Company notes that this adjustment relates to one specific Key Customer, which following the withdrawal of an international shareholder and intervention by its lending banks, was subject to a prolonged sale process from July 2017 through November 2018 and entered administration, resulting in this Key Customer experiencing payment issues in 2017 and 2018 that were unusual in size and nature. The Company notes that it does not adjust for bad and doubtful debts which are incurred as part of the Company’s normal business costs and that the only costs that are being added back are costs from 2017 and 2018 related to the non-recurring bad and doubtful debts generated from this one Key Customer as a result of its restructuring. The Company notes that the total bad and doubtful debts provision of the Company for the years ended December 31, 2018 and 2017 were $50.6 million and $55.9 million respectively, which was comprised of $20.6 million and $17.6 million, respectively, of normal, recurring bad and doubtful debts which the Company believes is germane to understanding its underlying business performance, and $30.0 million and $38.3 million, respectively, of non-recurring bad and doubtful debts generated by atypical collection issues with the one Key Customer. Given the size of these non-recurring bad and doubtful debts for the years ended December 31, 2018 and 2017, the Company believes that not adjusting for these could be misleading to users of its financial information. Further, the Company notes that it did not have any addbacks in 2019 or 2020 related to this atypical situation.

June 4, 2021 Page 6

•	Impairment of withholding tax receivables: Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company as further described in Submission No. 3 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our financial condition and results of operations—Pioneer Status and Revenue Withholding Tax in Nigeria.” Rather than this being a direct tax on the Company subject to the accounting and reporting provisions of IAS 12 Income Taxes, the Nigerian statute requires that this tax is withheld by the Company’s customers. In our other jurisdictions, other than, to a limited extent, in Zambia, there is no comparable system whereby income tax liabilities of the Company are collected through deduction of withholding tax by customers in this manner. As such, the Company believes adding back the impairment of withholding tax receivables is in line with its practice of generally adding back taxes. Moreover, the Company notes that with respect to impairment of withholding tax receivables, the quantum and timing of such impairment charges do not bear a relationship to the Company’s underlying business performance; rather, the impairment charge is a function of management’s current and future expectation of the Company’s taxable profitability. Given the volatility in these impairment charges, the Company believes that adding such charges back is important to aid an investor’s understanding of the trends in its underlying business performance.

•	Impairment of property, plant and equipment related to prepaid land rent: Impairment of property, plant and equipment and related prepaid land rent represents non cash charges stemming from the decommissioning of sites. Such impairment is effectively an acceleration of the depreciation that relates to such site and, as such, the Company views this addback as consistent with its practice of adding back depreciation in calculating EBITDA. In the year ended December 31, 2020, impairment of property, plant and equipment also includes an impairment charge of $5.7 million for site capital inventory impairment following a warehouse fire in Cameroon in our Rest of Africa segment, being non-recurring in nature. Additionally, in the Company’s view, such impairment charges are not reflective of the Company’s current ongoing business costs, but rather are discrete items that would be inherently difficult to budget for or control, and can distort a user’s understanding of routine ongoing operations and trends.

June 4, 2021 Page 7

3.	We note you have presented additional non-IFRS measures including Consolidated AFFO, AFFO and ROIC. It is not clear to us what these measures are meant to represent or why you believe they are meaningful and useful to investors. Please address the following:

•	Ensure any reconciliations related to these measures more clearly highlight the differences between these measures and adjusted EBITDA by providing subtotals in each reconciliation;

•	More fully explain how and why you believe these measures are performance measures rather than liquidity measures; and

•	Since it appears these measures include adjustments to reflect certain expenses on a cash basis, explain how you considered and determined that are not tailored measures that may not be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages iii through vi, 17 through 23 and 110 through 112 of Submission No. 3 to ensure the reconciliations related to Consolidated AFFO and ROIC more clearly highlight the differences between these measures and Adjusted EBITDA by providing subtotals in each reconciliation and to more fully explain how and why the Company believes these measures are performance measures and not liquidity measures.

The Company respectfully acknowledges the Staff’s comment regarding how it determined that these measures are not tailored measures that may not be appropriate and advises the Staff that its treatment of Consolidated AFFO, AFFO and ROIC does not substitute an individually tailored expense recognition method for those of IFRS. The Company advises the Staff that its adjustments to Consolidated AFFO, AFFO and ROIC more closely correlate with the sustainability of the Company’s ongoing core performance, and the Company believes that excluding its adjustments from Consolidated AFFO, AFFO and ROIC provides better comparability of the Company’s core performance from period to period and provides meaningful information to the Company in operating its business and to its investors. The Company also advises the Staff that these measures, on a consolidated basis, are consistent with information reported to the chief operating decision maker for purposes of making decisions about allocating resources to each operating segment and assessing its performance.

The Company further notes that it has adjusted its definitions of Consolidated AFFO, AFFO and ROIC based on the Company’s changes to its definition of Adjusted EBITDA as noted in its response to question 2 above. Additionally, the Company notes that Question 102.03 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures provides that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” In regards to Consolidated AFFO, AFFO and ROIC, the Company believes that in order to assess the long-term, sustainable core performance of its business, it is appropriate for the Company to take into account its capital structure and the taxation environment, as well as the impact of maintenance capital expenditures and corporate capital expenditures. In turn, the Company believes that providing this information gives investors valuable information in terms of comparing the Company to certain of its peers in the industry. The Company further believes ROIC is a meaningful measure of its core performance because it quantifies how well the Company generates operating income relative to the capital it has invested and illustrates profitability taking into account the capital invested.

June 4, 2021 Page 8

For these reasons, the Company believes that presenting Consolidated AFFO, AFFO and ROIC provide meaningful incremental information to management and investors regarding the Company’s core performance and are not tailored measures that may not be appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparisons of years ended December 31, 2019 and 2018, page 109

4.	We have read your response to prior comment seven. As previously requested, please expand your disclosures to more fully discuss how you determined the amounts of the allowances you recorded during each period presented and more fully address your potential exposure to the key customer you recorded allowances for by providing the following disclosures related to the customer: the total amount of outstanding receivables, the amounts of past due receivables, the amount of the related allowance, the amount of revenue recognized each period, and the amounts of future minimum lease payments and/or unsatisfied performance obligations outstanding.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company has updated the necessary disclosures, specific to the recorded allowances, within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Submission No. 3, specifically pages 104 and 111.

Comparison of years ended December 31, 2018 and 2017, page 116

5.	We have read your response to prior comment six. Please more fully explain how reaching an agreement with a customer on the application of certain contractual terms resulted in the recognition of revenues in the current year for services provided in prior years by explaining the facts and circumstances regarding the application of the contractual terms, the nature of the services provided, when the services were provided, and if/how the services were accounted for in your financial statements when they were provided. Please also address whether the contractual terms were subject to a dispute and explain how it was resolved. If applicable, tell us your consideration of paragraphs 19-21 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and the Company advises the Staff that the services provided to the Key Customer were all related to the supply of space and power as part of the Company’s regular shared telecommunications infrastructure services. The Company’s quarterly billing process is specific to each contract and includes (i) specific billing agreements and (ii) specific foreign exchanges rates. Further, each site and customer has a different trigger point from which revenue is earned (either the ready for integration date or the actual date the equipment is installed on the tower). In addition, the Company has three operating companies in Nigeria all of whom provide identical services to different parts of the Group’s tower portfolio but do not have identical contractual terms. This is a function of history and how the overall tower portfolio was acquired at three different times.

As a specific example, a significant aspect of negotiations with the Key Customer centered on the provision of space and power, during the years ended December 31, 2016 and 2017, for new 3G & LTE technology equipment upgrades installed by that customer on the Company’s towers, and the date from which revenue was earned for such services was under debate.

June 4, 2021 Page 9

The Key Customer held a different perception of the date at which services were billable. They had originally interpreted the agreement to mean that the Company was only able to bill them from the date at which the customer actually installed its equipment on the Company’s tower (the Integration date). The Company believed that the effective point in the contract from which revenue is earned was from the date at which the site was ready to accept customer equipment (Ready For Integration (‘RFI’) date), with the RFI date being the earlier of those two points. Following extensive and protracted negotiations on this point and many others, which took place over many months, the Key Customer agreed in 2018 to pay a portion of the amount originally under dispute.

Given the uncertainty over customer acceptance of contractual services for the earlier period between the RFI date and the Integration date, only revenues earned from the Integration date were recognized in the of the ongoing disputes, periods during which the services were delivered. For the portion of contractual services from the RFI date to the Integration date, revenue was recognized in 2018, only upon settlement of the dispute and the Company’s determination of the consideration to which it expected to be entitled.

The Company considered the impacts of IFRS 15 throughout the assessment process, specifically paragraphs 19-21. At the point of final agreement in 2018, the scope and price were then confirmed, and as the related performance obligations had been met, management was then in the position to recognize the revenue under the provisions of IFRS 15. Given the nature of the contract modification, the Company recognized revenue on a cumulative catch-up basis, as described in IFRS 15.21(b).

When the revenue was initially disputed (2016 and 2017), the Company applied IAS 18 in measuring and recognizing revenue, having considered paragraphs 9 and 20 of IAS 18 in determining the amount of revenue to be recognized at that time. The Company believed that the services under the contract had been rendered but because of the ongoing disputes, the revenue could not be reliably measured and it was not probable at that time that economic benefits associated with the services rendered would flow to the Company. Therefore, the Company did not recognize revenue for these services during 2016 or 2017.

The Company also considered the requirements of paragraph 57 of IFRS 15 upon its adoption in determining whether recognition of revenue prior to dispute resolution would have resulted in a significant reversal of that revenue at a future date, subsequent to completion of the ongoing negotiations. Given the extended period of negotiation and the significant amount of time between commencement of negotiations and the adoption of IFRS 15 on January 1, 2018, the Company concluded that the claimed amounts were variable in nature and not considered recoverable until such negotiations were concluded.

Consolidated Financial Statements

28. Share-based payment obligations, page F-79

6.	We have read your response to prior comment sixteen. You indicate that the amendment resulted in a change in classification from cash-settled to equity-settled and, accordingly, the liability that existed before July 10, 2019 was derecognized and the revised value of the vested share options recognized in equity. It appears your table on page F-81 should be revised to reflect that the balance of the share based payment obligation liability at December 31, 2019 was zero rather than $156,756.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-69 of Submission No. 3.

June 4, 2021 Page 10

31. Related parties, page F-89

7.	Please clarify or revise the apparent inconsistencies between your disclosures under Transactions and balances with other related parties on page F-90 with your disclosures under Related Party Transactions on page 200. Based on the materiality of related party revenue as disclosed on page 200, please also explain why you have not separately presented and disclosed related party transactions and balances on the face of your financial statements and why you have not addressed the fact that most of your significant customers are related parties under risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the purposes of the financial statements, the definition of a related party under IAS 24 is more specific than the definition of a related party with regards to the description of the business, which may lead to additional related parties being identified with the ‘Related Party Transactions’ as is the case in the Company’s Registration Statement on Form F-1. The relationship between the Company and MTN Group was described within response 15 of our previous letter, which explains the exchange rights and further relationship. Further details of the relationship and timeline can be found within Note 31 Related Parties and Note 27 Non Controlling Interests of the financial statements.

As it relates to separate presentation of related party transactions on the face of our financial statements, the Company notes that the SEC requirement in that regard is included in Rule 4-08(k) of Regulation S-X, which the Company respectfully submits is not applicable to IFRS reporters based on the interpretive guidance included in FRM 6320.6.

The Company considers numerous factors when determining risk that may, or may not, apply to the Company, the industry in which the Company operates, or to the wider business environment as a whole. When considering the impact of the Company’s related parties and the risk that presents to the Company; the Company believes that the greater risk is the concentration of customers as opposed to the fact that one of the Company’s customers is a related party. This risk is therefore included within the Risk Factors section. Furthermore, the Company believes that the relationship between its related parties and the impact thereof have been adequately disclosed within the financial statements.

General

8.	Please file the consent of Analysys Mason as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has included the consent of Analysys Mason as an exhibit to Submission No. 3.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

June 4, 2021 Page 11

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Sam Darwish, IHS Towers Limited

Adam Walker, IHS Towers Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP

Jonathan R. Ozner, Esq., Simpson Thacher & Bartlett LLP